

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2025

Andrew Brodkey
Chief Executive Officer
Idaho Copper Corporation
800 W. Main Street, Suite 1460
Boise, ID 83702

> **Re: Idaho Copper Corporation**
> **Form 10-K for the Fiscal Year Ended January 31, 2024**
> **Filed May 15, 2024**
> **File No. 333-108715**

Dear Andrew Brodkey:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Energy & Transportation

cc: Cassi Olson